Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to incorporation by reference in the Registration Statements (Form S-8 No. 33-46734) of our report dated June 23, 2010, relating to the statements of net assets available for benefits of Terra Industries Inc. Employees’ Savings and Investment Plan as of December 31, 2009 and 2008, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of assets (held at end of year) as of December 31, 2009, which report appears in the December 31, 2009 Annual Report on Form 11-K of the of Terra Industries Inc. Employees’ Savings and Investment Plan.

BROWN SMITH WALLACE, L.L.C.

Saint Louis, Missouri

June 23, 2010